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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

LogSearch, Inc.

 (Exact name of registrant as specified in its charter)

Nevada

98-0420135

 (State of incorporation or organization)

(I.R.S. Employer Identification No.)

Suite 400, 715-5th Avenue S.W., Calgary, Alberta                                                 T2P 2X6

 (Address of principal executive offices)

(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    [X]

Securities Act registration statement file number to which this form relates:

333-115053 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

                                                                                 (Title of Class)

                                                                                 (Title of Class)

Item 1.

Description of Registrant’s Securities to be Registered.

Common Stock

The authorized common stock of LogSearch Inc. consists of 75,000,000 shares, par value $.001 per share. As of February 6, 2006, there are 21,000,000 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors. The approval of proposals submitted to shareholders at a meeting requires a favorable vote of the majority of shares voting. Holders of the common stock have no preemptive, subscription, redemption, or conversion rights, and there are no sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are, and the shares to be transferred in the Distribution as part of the Units, will be fully paid and non-assessable. As of February 6, 2006, LogSearch had 84 shareholders of its common stock.

Warrants

LogSearch may issue share purchase warrants as the Board of Directors sees fit. Currently there are 4,000,000 warrants issued and outstanding, which were issued as part of the 4,000,000 Units sold to Puroil. The currently outstanding warrants are convertible into shares of Common Stock of LogSearch on the basis of two warrants plus $0.10 per share must be tendered for one (1) share of Common Stock of LogSearch. The warrant exercise period commenced on February 3, 2006 and expires twelve months later from such date.

LogSearch can redeem the Warrants at $0.001 per warrant if our common stock trades on any public market and closes at a bid price greater than $0.11 per share for any 10 consecutive trading days. LogSearch cannot redeem any Warrants that have been exercised. LogSearch can otherwise redeem the Warrants at any time prior to their conversion upon at least sixty (60) days written notice to the Warrant holder. LogSearch may redeem the Warrants in whole or in part.  If redemption is made in part, the Warrants called shall be determined by lot. The Warrants called for redemption may not be exercised after the date of redemption is set and notice of redemption is given to the Warrant holder by the warrant agent.

Dividend Policy

All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available and subordinate to the rights of the holders of any loan or other financing documents. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings will be retained for development of our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.  Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Miscellaneous Rights And Provisions

Holders of common stock have no cumulative voting rights, and no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding loan or financing documents.

Item 2.

Exhibits

Number	Description
3.1	Articles of Incorporation.	*
3.2	Bylaws.	*

*Incorporated by reference to the Exhibits filed with the Registrant’s registration statement on Form SB-2 on April 30, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LOGSEARCH, INC., a

Nevada Corporation

Date: March 27, 2006

By:  /s/ James Durward

Name:  James Durward

Title:    President, CEO

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